CAPRICOR THERAPEUTICS, INC.

10865 Road to the Cure, Suite 150

San Diego, CA 92121

November 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Dickerson
Division of Corporation Finance

Re:	Capricor Therapeutics, Inc.
Registration Statement on Form S-3
Registration No. 333-282777

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capricor Therapeutics, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-282777) of the Registrant (the “Registration Statement”), be accelerated so that it will be declared effective at 5:00 p.m. Washington, D.C. time, on November 8, 2024, or as soon thereafter as practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. The Registrant hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our outside counsel, Sidley Austin LLP, by calling Robert R. Carlson at (650) 565-7129. The Registrant hereby authorizes Mr. Carlson to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Carlson via email to rob.carlson@sidley.com or facsimile to (650) 565-7100 and via mail c/o Sidley Austin LLP, 1001 Page Mill Road, Building 1, Palo Alto, CA 94304.

Sincerely,

CAPRICOR THERAPEUTICS, INC.

By: _/s/ Linda Marbán, Ph.D.______________

Name:  Linda Marbán, Ph.D.

Title:  Chief Executive Officer

Cc: Robert R. Carlson, Esq.